Exhibit 12.1

Covanta Holding Corporation

Computation of Ratio of Earnings to Fixed Charges

	00000	00000	00000	00000	00000
	For the Years Ended December 31,
	2011	2010	2009	2008	2007
	(In millions, except ratios)
Earnings as defined in Regulation S-K (1):
Income from continuing operations before income tax expense, equity in net income from unconsolidated investments	$107	$57	$104	$171	$100
Capitalized interest	(1)	—	(1)	—	—
Dividends from unconsolidated investments	8	5	1	2	1
Fixed Charges	136	136	122	129	148

Total Earnings	$250	$198	$226	$302	$249

Fixed Charges as defined in Regulation S-K (2):
Interest expense	$123	$122	$107	$113	$131
Capitalized interest	1	—	1	—	—
Imputed interest on operating leases	12	14	14	16	17

Total Fixed Charges	$136	$136	$122	$129	$148

Ratio of Earnings to Fixed Charges	1.84x	1.46x	1.85x	2.34x	1.68x

(1)

For purposes of computing the ratio of earnings to fixed charges, the term “earnings” shall be defined as income before income tax expense and equity in net income from unconsolidated investments plus dividends from unconsolidated investments and fixed charges less capitalized interest.

(2)	For purposes of computing the ratio of earnings to fixed charges, the term “fixed charges” shall be defined as interest expense, capitalized interest and imputed interest for operating leases.